Exhibit 99.1

Provident Updates Hedging Price Disclosure and Announces February Cash Dividend

News Release 05-11
February 8, 2011

All values are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) is pleased to announce that it has posted a weighted average hedged price summary to its website at www.providentenergy.com/bus/riskmanagement/commodity.cfm. The summary provides a weighted average hedge price by commodity, including volumes hedged by product along with key assumptions and sensitivities.

For the first quarter of 2011, Provident has hedged approximately 85 percent of its NGL frac spread volumes and 84 percent of its input natural gas based on estimated sales and production volumes. Provident’s intention is to routinely hedge approximately 50 percent of its natural gas and NGL volumes on a rolling 12 month basis. Subject to market conditions, Provident may add additional hedges as appropriate for up to 24 months. Provident intends to update its hedging positions and price summary on a quarterly basis beginning with its first quarter results in May, 2011.

February Cash Dividend

The February cash dividend of $0.045 per share is payable on March 15, 2011 and will be paid to shareholders of record on February 24, 2011. The ex-dividend date will be February 22, 2011. Provident’s 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on February 7, 2011 of $8.09, Provident’s yield is approximately 7 percent. For shareholders receiving their dividends in U.S. funds, the February 2011 cash dividend will be approximately US$0.05 per unit based on an exchange rate of 1.0115. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident’s Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Glen Nelson	2100, 250 –2nd Street SW
Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710
Email: info@providentenergy.com	Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax:(403) 264-5820
www.providentenergy.com